

August 22, 2014

Via E-mail
Mr. James M. Heaney
  Chief Financial Officer
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, Florida 32819

> **Re: SeaWorld Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 21, 2014**
> **File No. 1-35883**

Dear Mr. Heaney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 5. Earnings per Share, page F-14

1.   We note from the disclosure included in Note 19 on page F-35 of your financial statements that unvested restricted shares carry dividend rights and therefore the dividends are payable as the shares vest in accordance with the underlying stock compensation grants. Based on this disclosure, it appears that your unvested restricted shares represent participating securities as such term is defined in ASC 260-10-20. Given the existence of these participating securities, please explain why you have not calculated your earnings per share for each period in which restricted shares were outstanding using the two-class method outlined in ASC 260-10-45.

Note 11. Long-Term Debt, page F-17

2.   We note from the disclosure included on page F-18 of your financial statements that as a result of Amendment No. 5 to your senior secured credit facilities, approximately $11,500 of debt issuance costs were written off and included as loss on early extinguishment of debt and write-off of discounts and deferred financing costs on the Company's consolidated statement of comprehensive income for the year ended December 31, 2013. We also note that as a result of Amendments No. 4 and 5, the Company capitalized fees totaling approximately $14,000. Please explain how you accounted for Amendments No. 4 and 5 to your senior secured credit facilities pursuant to the guidance outlined in ASC 470-50-40. In a related matter, please explain why you believe it was appropriate to write-off $11,500 of debt issuance costs in connection with Amendment No. 5 and to capitalize fees totaling $14,000 in connection with Amendments No. 4 and 5 to your senior secured credit facilities.

3.   We note from the discussion of your debt obligations and their related covenants included on pages 48 and 49 of MD&A that your Senior Secured Credit Facilities and Senior Notes contain restrictions on your payment of dividends. Please revise the notes to your financial statements to disclose the significant terms of the restrictions on your ability to pay dividends that are provided for under the terms of your debt agreements. Refer to the guidance outlined in Rule 4-08(e) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief